UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________________ TO __________________

Commission file number: 1-106

401(K) SAVINGS PLAN OF LYNCH CORPORATION & PARTICIPATING EMPLOYERS
 (Title of the Plan)

LYNCH CORPORATION
(Issuer of the securities held)

Indiana	38-1799862

(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

50 Kennedy Plaza, Suite 1250, Providence, RI	02903

(Address of principal executive offices)	(Zip Code)

(401) 453-2007

(Registrant’s telephone number, including area code)

Financial Statements and Supplemental Schedule

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Years ended December 31, 2003 and 2002

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Board of Directors and Participants
401(k) Savings Plan of Lynch Corporation
    and Participating Employers

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and Participating Employers as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Providence, Rhode Island
June 3, 2004

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$3,316,398	$2,832,135
Contribution receivables:
Participants	12,839	13,073
Employer	26,655	38,680

	39,494	51,753

Net assets available for benefits	$3,355,892	$2,883,888

See accompanying notes.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Interest and dividend income	$92,128	$109,741
Net appreciation in fair value of investments	348,707	–

	440,835	109,741
Contributions
Participants	211,592	232,798
Employer	37,683	38,680
Other	–	187

	249,275	271,665

Total additions	690,110	381,406
Deductions
Benefits paid directly to participants	210,457	337,732
Net depreciation in fair value of investments	–	367,851
Transfer to Lynch Interactive 401(k) Plan	–	1,381,263
Fees	7,649	–

Total deductions	218,106	2,086,846

Net increase (decrease)	472,004	(1,705,440)
Net assets available for benefits at beginning of year	2,883,888	4,589,328

Net assets available for benefits at end of year	$3,355,892	$2,883,888

See accompanying notes.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements

December 31, 2003

1.   Description of Plan

The following description of the 401(k) Savings Plan of Lynch Corporation (the “Company”) and Participating Employers (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan Agreement, which is available from the Company.

General

The Plan is a defined contribution plan covering all employees of the Company and the employees of certain of its subsidiaries and up until January 1, 2002, employees of an affiliated company, Lynch Interactive, who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 1, 2002, all Lynch Interactive participants were transferred out of the Plan, into a separate plan for Lynch Interactive Employees in the amount of $1,381,263.

Contributions

Participants may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code.

An annual mandatory employer matching contribution is made to each participant’s account equal to 62.5% of the first $800 of the participant’s contribution, as defined in the Plan agreement, generally on or about the closing date of the Plan year. In addition, the Company may make a discretionary matching contribution equal to a percentage of the first $800 of the participant’s contribution. No such discretionary contribution was made in 2003 or 2002.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

1.   Description of Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are vested immediately in all contributions to their accounts, including the Company’s matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits

Participant benefits are paid as soon as practicable following termination of employment, permanent disability, retirement, death or upon termination of the Plan in accordance with the terms of the Plan agreement. All benefit payments are made in lump sum payments for an amount equal to the fair value of the participants’ vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant’s primary residence for which the term shall be determined by the Company. The loans are secured by the participant’s account and bear interest at a reasonable rate as determined by the plan administrator.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

1.   Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Expenses

The majority of the Plan’s administrative expenses are paid by the Company.

2.  Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common stock is valued at the last reported sales price on the last business day of the year. The fair value of participation units owned by the Plan in the common collective trust fund is based on the redemption value of the funds on the last business day of the plan year. The Lynch Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Lynch Corporation common stock and funds held in the Galaxy U.S. Treasury Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Lynch Corporation common stock and the cash investments held by the Fund. At December 31, 2003, 6,789 units were outstanding with a value of $10.08 per unit (5,683 units were outstanding with a value of $7.72 per unit at December 31, 2002). The participant loans are valued at their outstanding balances, which approximate fair value.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

2.   Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2003	2002
Net appreciation (depreciation) in fair value of investments:
Common stock	$12,576	$(165,833)
Mutual funds	336,131	(202,018)

	$348,707	$(367,851)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2003	2002
Fleet Stable Asset Fund	$1,269,400	$1,166,982
Franklin Mutual Qualified Fund	1,123,989	834,762
Franklin Mutual Discovery Fund	357,792	277,050
Galaxy U.S. Treasury Money Market Fund	254,732	250,102

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

4.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

401(k) Savings Plan of Lynch Corporation
and Participating Employers

EIN-38-1799862 Plan-004

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer,	Description of Investment, Including
Borrower,	Maturity Date, Rate of Interest,
Lessor or Similar Party	Par or Maturity Value	Shares	Current Value
AMVESCAP National Trust Company	*Fleet Stable Asset Fund	126,940	$1,269,400
	Franklin Mutual Qualified Fund	62,898	1,123,989
	Franklin Mutual Discovery Fund	17,202	357,792
	*Galaxy U.S. Treasury Money Market Fund	254,732	254,732
	*Liberty Quality Plus Bond Fund – Class Z	2,418	26,812
	*INVESCO Core Equity Fund	2,190	24,986
	*Columbia Acorn USA Fund	866	18,212
	American Century Value Fund	1,875	14,046
	AIM Blue Chip Investor Fund	423	4,745
	AIM Global Aggressive Growth Fund	287	4,416
	*INVESCO Health Sciences Fund	88	4,253
	*Columbia Balanced Fund	175	3,557
	*INVESCO Technology II Fund	32	796
Fleet National Bank	*Lynch Corporation –Stock Fund	6,789	68,434
	*Lynch Interactive Corporation – Common Stock	1,944	46,370
	Sunshine PCS Corp. – Common Stock	2,334	1,400
	Morgan Group Holding Company	2,122	212
Participant loans*	4% to 9.5%		92,246

			$3,316,398

* Indicates party-in-interest to the Plan.